(215) 981-4921
gardnerg@pepperlaw.com
February 29, 2008
Via EDGAR
Filing Desk
U.S. Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re:	WT Mutual Fund (the “Fund”)
1933 Act File No. 033-84762
1940 Act File No. 811-08648
Preliminary Proxy Material
Ladies and Gentlemen:
          Pursuant to the requirements of Rule 14a-6(a) under the Securities Exchange Act of 1934, submitted electronically via EDGAR, attached is a preliminary copy of the proxy statement, proxy card and notice of meeting to be furnished to shareholders of the Wilmington Multi-Manager Real Asset Fund (the “Fund”), in connection with a Special Meeting of Shareholders of the Fund to be held on April 21, 2008 (the “Meeting”). The Fund anticipates that the definitive proxy materials will be sent on or about March 14, 2008 to shareholders of record on March 4, 2008.
          At the Meeting, shareholders of the Fund will be asked (i) to approve a new investment sub-advisory agreement among WT Mutual Fund, on behalf of the Fund, Rodney Square Management Corporation (“RSMC”) and ING Clarion Real Estate Securities L.P.; (ii) to approve a new investment sub-advisory agreement among WT Mutual Fund, on behalf of the Fund, RSMC and EII Realty Securities, Inc.; and (iii) to transact such other business that may properly come before the Meeting, or any adjournments thereof.
          Please direct questions and comments relating to this filing to the undersigned at (215) 981-4921 or to Joseph V. Del Raso, Esq. at (215) 981-4506.
Respectfully,
/s/ Gary M. Gardner
Gary M. Gardner

cc:	Mr. Neil Wolfson
Mr. John J. Kelley
Joseph V. Del Raso, Esq.